FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-34368

CHEMSPEC INTERNATIONAL LIMITED

No. 200, Wu Wei Road

Shanghai 200331

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TABLE OF CONTENTS

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Bing Zhu
Name:	Bing Zhu
Title:	Chief Financial Officer

Date: May 18, 2010

Exhibit 99.1

CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES FIRST QUARTER

2010 UNAUDITED FINANCIAL RESULTS

SHANGHAI, May 14 /PRNewswire-Asia-FirstCall/ — Chemspec International Limited (NYSE: CPC; “Chemspec” or the “Company”), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced its unaudited financial results1 for the first quarter ended March 31, 2010.

First Quarter 2010 Financial Highlights

•	Total sales were RMB220.2 million (US$32.3 million), an increase of 9.7% from the first quarter of 2009[2] and an increase of 24.3% from the fourth quarter of 2009

•	Gross profit was RMB96.3 million (US$14.1 million), an increase of 24.2% from the first quarter of 2009[2] and an increase of 52.8% from the fourth quarter of 2009

•	Income from operations was RMB59.8 million (US$8.8 million), an increase of 17.2% from the first quarter of 2009[2] and an increase of 108.8% from the fourth quarter of 2009

•

Net income attributable to Chemspec International Limited shareholders was RMB52.3 million (US$7.7 million), an increase of 60.0% from the first quarter of 2009[2] and an increase of 50.5% from the fourth quarter of 2009

•	Basic and diluted earnings per ADS[3] were RMB1.45 (US$0.21), as compared to RMB1.09 in the first quarter of 2009[2] and RMB0.96 in the fourth quarter of 2009

Dr. Jianhua Yang, Chairman and CEO of Chemspec, commented, “The first quarter of 2010 turned out to be a particularly strong period that came in ahead of our optimistic expectations. We are pleased to report record first quarter revenue performance. As a result of the many internal changes and improvements that we made during the low points of the downturn, in addition to the extensive work we did to expand our customer base, we believe that we are well positioned to take advantage of the improved business conditions. Our leading position in chemical process research and development, and contract manufacturing capabilities in China gives our operations significant advantages compared to our global peers. While we still have fairly limited visibility looking out to the end of 2010, we are cautiously optimistic that we will be able to pick up momentum as the global economy continues to recover.”

Mr. Bing Zhu, Chief Financial Officer of Chemspec, commented, “We are happy to see our gross margins recover following the dip that started in the first quarter last year. As we discussed in our fourth quarter 2009 earnings release, our inventory level increased, as expected, to RMB325.7 million at the end of the first quarter of 2010 because our products in the electronics chemical field are technically highly complex and involve a long in-house production cycle.”

[1]

Certain Renminbi (RMB) amounts in this press release have been translated into U.S. dollar (USD) solely for the convenience of the reader. The conversion of RMB into USD in this release is based on the Federal Reserve Board certified exchange rate on March 31, 2010, which was RMB6.8258 to USD1.00. The percentages stated are calculated based on RMB.

[2]

1Q2009 financial data have been adjusted to reflect the retrospective adjustment of the company’s financial data due to the acquisition of Jiangsu Kangpeng Nong Hua Limited on November 9, 2009, which transaction is considered a combination between entities under common control.

[3]	1 ADS=60 ordinary shares

First Quarter 2010 Financial Results

Total Sales

For the three months ended March 31, 2010, the Company generated total sales of RMB220.2 million (US$32.3 million), an increase of 9.7% from the first quarter of 2009 and an increase of 24.3% from the fourth quarter of 2009. The increase in sales from the fourth quarter of 2009 reflects the strong recovery in demand in various end markets, particularly in the electronics chemical market.

Gross Profit and Gross Margin

Gross profit was RMB96.3 million (US$14.1 million), an increase of 24.2% from the first quarter of 2009 and an increase of 52.8% from the fourth quarter of 2009. Gross margin was 43.8% in the first quarter of 2010, as compared to 38.7% in the first quarter of 2009 and 35.6% in the fourth quarter of 2009. The increased gross margin in the first quarter of 2010 reflects the higher average unit selling price and the Company’s continued efforts to improve manufacturing processes and cost control.

Operating Expenses

Selling expenses, general and administrative expenses was RMB23.3 million (US$3.4 million) during the first quarter of 2010, representing an increase of 36.1% from RMB17.1 million in the first quarter of 2009 and a decrease of 1% compared with RMB23.6 million in the fourth quarter of 2009. The year-over-year increase was caused primarily by an increase in administrative headcount due to the growth and personnel needs of the Company.

Research and development expenses increased by 56.24% to RMB13.7 million (US$2.0 million) during the first quarter of 2010 from RMB8.8 million in the first quarter of 2009 and RMB8.0 million in the fourth quarter of 2009. The increase compared with the same period in 2009 was due primarily to an increase in hiring of highly experienced scientists, especially from overseas, to enhance the Company’s R&D capabilities to meet the growing needs of customers. The increase compared with the previous quarter was mainly due to the increase of R&D material consumption as the Company enhances its efforts in new R&D initiatives for future growth, the increase of personnel cost, and to some extent, the increased depreciation expense after the full completion of the Company’s new R&D center in Shanghai.

Income from operations and earnings before income taxes

As a result of the factors mentioned above, income from operations was RMB59.8 million (US$8.8 million) and earnings before income taxes was RMB60.2 million (US$8.8 million) in the first quarter of 2010, representing increase of 17.2% and 25.6%, respectively, from the first quarter of 2009, and increase of 108.8% and 107.2%, respectively, from the fourth quarter of 2009. In addition, the year-over-year increase of earnings before income taxes was caused by the decrease of interest expenses as a result of repayment of bank borrowings and the decrease of foreign exchange loss due to the elimination of the Company’s foreign exchange exposure to currencies other than US Dollars.

Income tax expenses

Income tax expense was RMB7.72 million (US$1.13 million) for the first quarter of 2010 as compared with an income tax benefit of RMB6.17 million for the fourth quarter of 2009 and an income tax expense of RMB11.3 million for the first quarter of 2009. Our effective income tax rate was 12.8% for the first quarter of 2010. The 2009 annual effective income tax rate was 14.0%.

The income tax benefit in the fourth quarter of 2009 was due to a reversal of withholding tax accrued for undistributed earnings of our PRC subsidiaries as we plan to indefinitely reinvest a portion of such earnings in the PRC.

Net income attributable to Chemspec International Limited shareholders

Net income attributable to Chemspec International Limited shareholders was RMB52.3 million (US$7.7 million), an increase of 60.0% from the first quarter of 2009 and an increase of 50.5% from the fourth quarter of 2009. The increases in net income attributable to Chemspec International Limited shareholders were mainly caused by the increase in sales.

Basic and diluted earnings per ADS were RMB1.45 (US$0.21), as compared to RMB1.09 in the first quarter of 2009 and RMB0.96 in the fourth quarter of 2009.

Cash Flows

As of March 31, 2010, the Company had RMB240.5 million (US$35.2 million) of cash, as compared to RMB351.1 million as of December 31, 2009. Significant cash outflows for the three-month period ended March 31, 2010 include capital expenditure payments of RMB78.5 million (US$11.5 million) for the production facility expansion, partial payments for the Company’s acquisition of the remaining shares of Jiangsu Wei Er, and the increase of inventory to RMB325.7 million due to the change in the Company’s product mix.

Changes in Management

Chemspec today announced the resignation of Mr. Bing Zhu as Chief Financial Officer (“CFO”) of the Company, effective June 30, 2010. Mr. Zhu has decided to leave for personal reasons. Mr. Zhu will continue to serve as the CFO until June 30, 2010 to facilitate a smooth transition. The board of directors of the Company has appointed David Yunhung Tang, our Executive Vice President, as interim CFO while the Company searches for a suitable replacement. Additionally, Mr. Zixin Wang has been appointed as the Vice President of Finance, effective today.

Dr. Tang will oversee the Company’s financial operations and investor relations, and will be supported by the Company’s strong finance and IR team. Dr. Tang received his MBA degree from the State University of New York at Buffalo, and a Ph.D in Chemistry from Indiana University. Before he joined the Company, Dr. Tang served at Occidental Chemical Corporation (USA) for more than 20 years, including as general manager of its joint venture business from 1990 to 1995.

Mr. Wang will manage the company’s day-to-day financial operations. Mr. Wang worked as financial controller for the Company from 2006 to 2007 then the Vice President of Human Resources and Administration since 2008. He played important roles in the acquisition of JiangSu Wei’er Chemical Company and the Company’s initial public offering on the NYSE, and helped upgrade the financial management system. He obtained his bachelor’s and master’s degrees in international accounting from Shanghai Jiaotong University.

“We greatly appreciate the contributions Bing made during his tenure at the Company,” said Dr. Jianhua Yang, Chemspec’s Chairman and Chief Executive Officer. “He played a significant role in completing our initial public offering, improving Chemspec’s financial management and internal control systems, communicating effectively with our analysts and investors, as well as in shaping the Company’s growth strategy. We thank him and wish him and his family the very best for the future.”

Mr. Zhu said, “It has been my pleasure to serve at Chemspec over the past few years. I am proud of the progress that has been made during my tenure and believe that the Company’s is well positioned to continue its growth into the future.”

Dr. Yang added, “We have initiated our search for a new CFO. Meanwhile, Dr. Tang’s appointment will ensure a smooth transition and help us maintain transparent communications with our investors. We have a strong management team and a solid balance sheet, and we will continue to execute according to our growth strategy.”

Business Outlook

The Company’s management believes that the second quarter of 2010 will be a better quarter in terms of total sales with a similar gross profit margin as compared to the first quarter of 2010.

Conference Call Details

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number:	1-866-590-5622
International Dial-in Number:	+65-6723-9381
Mainland China Toll Free Number:	800-819-0121 (land line)
400-620-8038 (Mobile)
Hong Kong Toll Free Number:	+852-2475-0994
Conference ID:	CPC

A live and archived webcast of the conference call will be available on the Investor Relations section of Chemspec’s website at http://www.chemspec.com.cn.

A telephone replay of the call will be available two hours after the completion of the conference call through midnight, May 20, 2010.

The dial-in details for the replay are as follows:

U.S. Toll Free Number:	+1-866-214-5335
International Dial-in Number:	+61-2-8235-5000
Conference ID:	# 69664745

Statement Regarding Unaudited Financial Information

The financial information set forth above is based on the Company’s unaudited interim consolidated financial statements and is subject to adjustments that may be identified by us and/or our auditors during the audit of our annual consolidated financial statements.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals and the largest manufacturer of fluorinated specialty chemicals in China based on sales. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec’s end users. Chemspec’s customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.

In Shanghai

Bing Zhu

Chief Financial Officer

Tel: 86-21-63638108

Email: ir@chemspec.com.cn

Christensen

In New York

Kathy Li

Tel: +1-212-618-1978

Email: kli@christensenir.com

In Hong Kong

Tip Fleming

Tel: +852-9212-0684

Email: tfleming@christensenir.com

Chemspec International Limited

Unaudited Consolidated Balance Sheets

	December 31, 2009	March 31, 2010	March 31, 2010
	RMB’000	RMB’000	USD’000
ASSETS
Current assets
Cash	351,097	240,534	35,239
Pledged bank deposits	37,919	65,625	9,614
Accounts receivable, net	94,154	114,118	16,719
Bills receivable	1,327	48	7
Inventories	271,434	325,719	47,719
Prepayment and other receivables	38,738	46,910	6,872
Amounts due from related parties	64	64	9
Deferred income tax assets	3,424	5,777	846

Total current assets	798,157	798,795	117,025
Investment in an affiliate	13,296	13,198	1,934
Property, plant and equipment, net	699,181	719,506	105,410
Land use rights	56,064	56,149	8,226
Intangible assets	839	811	119
Goodwill	7,446	7,446	1,091
Deferred income tax assets	300	200	29

Total assets	1,575,283	1,596,105	233,834

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	81,870	103,942	15,228
Bills payable	49,738	60,288	8,832
Amounts due to related parties	23,659	22,659	3,320
Accrued expenses and other payables	183,266	124,068	18,176
Deferred income	—	2,555	374
Income taxes payable	1,298	1,596	234

Total current liabilities	339,831	315,108	46,164
Bank borrowings	10,000	5,000	733
Deferred income tax liabilities	18,056	18,658	2,733
Deferred income	15,136	13,582	1,990

Total liabilities	383,023	352,348	51,620
Equity
Ordinary shares: HK$ 0.01 par value; 20,000,000,000 shares authorized as of December 31, 2009 and March 31, 2010; 2,167,620,000 shares issued and outstanding as of December 31, 2009 and March 31, 2010;	21,686	21,686	3,177
Additional paid-in capital	326,948	327,055	47,915
Statutory reserves	63,422	63,422	9,292
Accumulated other comprehensive income	6,803	6,788	994
Retained earnings	767,393	819,706	120,089

Total Chemspec International Limited shareholders’ equity	1,186,252	1,238,657	181,467
Non-controlling interests	6,008	5,100	747

Total equity	1,192,260	1,243,757	182,214

Total liabilities and equity	1,575,283	1,596,105	233,834

Chemspec International Limited

Unaudited Quarterly Consolidated Statements of Income

	Three-month periods ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB’000	RMB’000	RMB’000	USD’000
	(As adjusted)
Sales	200,694	177,050	220,151	32,253
Cost of sales	(123,113)	(114,022)	(123,813)	(18,139)

Gross profit	77,581	63,028	96,338	14,114
Selling expenses	(2,950)	(2,817)	(2,503)	(367)
General and administrative expenses	(14,143)	(20,792)	(20,761)	(3,041)
Research and development expenses	(8,772)	(8,012)	(13,705)	(2,008)
Other operating expenses	(1,084)	(3,380)	(551)	(81)
Other operating income	194	236	509	75
Government grants	200	362	450	66

Income from operations	51,026	28,625	59,777	8,758
Other income (expenses):
Equity in loss of an affiliate	—	(91)	(98)	(14)
Interest income	663	482	558	81
Interest expense	(1,070)	(309)	(80)	(12)
Foreign currency exchange (loss) gain, net	(2,740)	230	(47)	(7)
Other income	23	91	48	7

Earnings before income taxes	47,902	29,028	60,158	8,813

Income tax (expense) benefit	(11,261)	6,169	(7,718)	(1,130)

Net income	36,641	35,197	52,440	7,683
Net income attributable to non-controlling interests	(3,951)	(433)	(127)	(19)

Net income attributable to Chemspec International Limited shareholders	32,690	34,764	52,313	7,664

Basic earnings per share	RMB 0.02	RMB 0.02	RMB 0.02	USD 0.00

Diluted earnings per share	RMB 0.02	RMB 0.02	RMB 0.02	USD 0.00

Basic earnings per ADS	RMB 1.09	RMB 0.96	RMB 1.45	USD 0.21

Diluted earnings per ADS	RMB 1.09	RMB 0.96	RMB 1.45	USD 0.21

Chemspec International Limited

Unaudited Consolidated Statements of Cash Flows

	Three-month periods ended
	March 31, 2009	March 31, 2010	March 31, 2010
	RMB’000	RMB’000	USD’000
	(As adjusted)
Cash flows from operating activities
Net income	36,641	52,440	7,683
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	8,577	17,358	2,543
Land use rights	269	315	46
Amortisation of intangible assets	27	28	4
Loss on disposal of property, plant and equipment	674	188	28
Equity in loss of an affiliate	—	98	14
Inventory writedowns	847	(1,938)	(284)
Unrealized foreign exchange (gain) loss, net	(215)	32	5
Share-based compensation	5,296	1,872	274
Deferred income tax expense (benefit)	1,517	(1,651)	(242)
Changes in operating assets and liabilities:
Pledged bank deposits related to purchase of inventory	(8,367)	(26,164)	(3,833)
Inventories	(4,866)	(52,347)	(7,669)
Accounts receivable	37,881	(19,992)	(2,929)
Bills receivable	(500)	1,279	187
Prepayment and other receivables	(1,221)	(8,172)	(1,197)
Accounts payable	(13,662)	22,072	3,234
Bills payable related to purchase of inventory	(8,772)	17,904	2,623
Accrued expenses and other payables	(7,562)	(3,370)	(494)
Income taxes payable	3,277	298	44

Net cash provided by operating activities	49,841	250	37

Cash flows from investing activities
Capital expenditures, including interest capitalized	(58,435)	(76,552)	(11,215)
Non-interest bearing advances repaid by related parties	2,500	—	—
Payments for land use rights	(643)	(400)	(59)
Pledged bank deposit related to purchase of property, plant and equipment	—	(1,542)	(226)

Net cash used in investing activities	(56,578)	(78,494)	(11,500)

Cash flows from financing activities
Acquisition of additional equity interests in subsidiaries	—	(26,300)	(3,853)
Payments for initial public offering costs	(30)	—	—
Proceeds from bank loans	15,000	—	—
Repayments of bank loans	(20,000)	(5,000)	(732)
Proceeds from non-interest bearing borrowings from related parties	3,000	—	—
Repayments of non- interest bearing borrowings from related parties	(5,367)	(1,000)	(147)

Net cash used in financing activities	(7,397)	(32,300)	(4,732)

Effect of foreign currency exchange rate changes on cash	188	(19)	(3)

Net decrease in cash	(13,946)	(110,563)	(16,198)
Cash at beginning of period	180,602	351,097	51,437

Cash at end of period	166,656	240,534	35,239

Supplemental disclosures of cash flow information:
Income taxes paid	6,467	9,071	1,329
Interest paid, net of amounts capitalized	1,070	80	12

Noncash investing and financing activities:
Payable for purchase of property, plant and equipment	33,207	86,848	12,723
Payable for acquisitions of non-controlling interests in subsidiaries	—	25,000	3,663
Bills payable for purchase of property, plant and equipment	1,671	20,751	3,040